FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending May 23, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 23, 2005                                              By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                   Director's Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


18 May 2005       The  Administrators  of the  SmithKline  Beecham  Employee
                  Benefit Trust ("the  Trust")  notified  the  Company  on 23
                  May 2005 that 91 Ordinary shares in the Company had been sold on behalf of a participant in the GlaxoSmithKline Bonus
                  Investment Plan at a price of (pound)13.70 per share.

                  The Administrators of the Trust also notified the Company on 23 May 2005 that 329 Ordinary shares had been transferred from the Trust to a participant in the GlaxoSmithKline Bonus Investment Plan.

                  The Administrators of the Trust also notified the Company on
                  23 May 2005 that 188 Ordinary shares in the Company had been
  18 May 2005     sold on behalf of a participant in the  GlaxoSmithKline
                  Annual Investment Plan at a price of (pound)13.70 per share.

                  The Trust also notified the Company on 23 May 2005 that 682 Ordinary shares had been transferred from the Trust to participants in the GlaxoSmithKline Annual Investment Plan.


The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Mr J S Heslop is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

23 May 2005

                      Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 23 May 2005, that as a result of a movement in the fund on 19 May 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,264,444 to 18,243,806 at an average price of $49.95.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

23 May 2005

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 750,000 of its Ordinary Shares of 25 pence each ("Shares") on 20 May 2005 at a price of 1348.27 pence per Share.

The Company intends to hold these Shares in treasury.

Following the purchase of these Shares, the Company holds 91,533,000 of its shares in treasury and has 5,850,948,832 Shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 500,000 of its Ordinary shares of 25 pence each ("shares") on 23 May, 2005 at a price of 1346.3373 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 92,033,000 of its shares in Treasury and has 5,850,465,354 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.